VIA EDGAR, FAX (202-942-9585) and REGULAR MAIL

Mr. Thomas A. Jones
Examiner - Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC
USA 20549

Re: The Tirex Corporation, Form SB-2 filed May 18, 2001, File Number 333-61280

Dear Mr. Jones:

We wish to advise you that, pursuant to Rule 477(c), The Tirex Corporation ("Tirex") wishes to withdraw the above-noted Registration Statement. No shares were ever sold in connection with this Registration Statement.

The reason Tirex wishes to withdraw this Registration Statement is that it does not have sufficient authorized shares available under its charter to warrant continuing with the Registration Statement, and as of this time, Tirex has no plans to amend its Certificate of Incorporation to modify its share structure to provide for additional authorized shares.

Please accept our thanks for your courtesy and cooperation.

Yours truly,

John L. Threshie Jr.
President and CEO

4055 St. Catherine St. West, Suite 151, Montreal, Quebec. H3Z-3J8 Canada
Ph: (514) 935-2525; Fax: (514) 935-9758; info@tirex-tcs.com